EXHIBIT 12

HONEYWELL INTERNATIONAL INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Six Months Ended

June 30, 2015

(Dollars in millions)

Determination of Earnings:
Income before taxes	$3,226
Add (Deduct):
Amortization of capitalized interest	10
Fixed charges	177
Equity income, net of distributions	(16)
Total earnings, as defined	$3,397

Fixed Charges:
Rents(a)	$23
Interest and other financial charges	154
177
Capitalized interest	10
Total fixed charges	$187

Ratio of Earnings to Fixed Charges	18.17

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.